Mail Stop 4561

October 31, 2006

*By U.S. Mail and facsimile to (312) 751-0769*

Mark Goldwasser
Chairman, President and Chief Executive Officer
National Holdings Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL  60611

**Re:** **National Holdings Corporation**
**(f/k/a Olympic Cascade Financial Corporation)**
**Form 10-K for the Fiscal Year Ended September 30, 2005**
**Form 10-Q for the Fiscal Quarter Ended December 31, 2005**
**Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
**Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
**File No. 001-12629**

Dear Mr. Goldwasser:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant